Exhibit (a)(1)

News Release
ALPHARMA BOARD OF DIRECTORS UNANIMOUSLY REJECTS KING
PHARMACEUTICALS’ UNSOLICITED TENDER OFFER AS “FINANCIALLY
INADEQUATE”
Advises Shareholders Not to Tender Shares as Alpharma Has “Received
Expressions of Interest from Multiple Parties” in Pursuing a Transaction
Process to Explore Strategic Alternatives Continues with Goal of a
Transaction at a Price In Excess of $37.00 Per Share
King Continues to Be Invited to Participate in Auction Process
Bridgewater, NJ...September 26, 2008...The Board of Directors of Alpharma Inc. (NYSE: ALO), a global specialty pharmaceutical company, today filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and sent a letter to shareholders in which the Alpharma Board unanimously rejected King Pharmaceuticals, Inc.’s (NYSE: KG) unsolicited tender offer to acquire all of the outstanding shares of Alpharma for $37.00 per share as financially inadequate and not in the best interests of shareholders.
The Company urged shareholders not to tender shares pursuant to King’s offer while Alpharma continues to pursue its previously announced process to explore all strategic alternatives to maximize shareholder value, including a possible sale of the Company to King or to another party for a price in excess of $37.00 per share.
Dean Mitchell, President and Chief Executive Officer, said: “We believe other offers or alternatives to the King offer may emerge from this process that will provide shareholders with greater value than $37.00 per share. Indeed, we have received expressions of interest from multiple parties who contacted us following King’s public disclosure of its proposal or who our financial advisors solicited at our request. We have entered into confidentiality agreements with a number of these parties who have now begun their due diligence review, and have already received a written preliminary indication of interest for a business combination from a party that includes a per share price in excess of the King offer of $37.00 per share.”
The letter also said that Alpharma invited King to participate in the auction process and assured King that it would be treated equally with other participants.
No assurance can be given, however, that a transaction will be announced or consummated by Alpharma or whether such process will ultimately yield a transaction with a per share price in excess of $37.00.
The full text of the shareholder letter follows.
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

News Release
ALPHARMA INC.
September 26, 2008
Dear Fellow Shareholders:
As most of you are aware, on September 12, 2008, King Pharmaceuticals, Inc. (“King”), through its wholly-owned subsidiary, Albert Acquisition Corp. (“Purchaser” and together with King, the “King Group”), launched an unsolicited tender offer for all issued and outstanding shares of Alpharma’s Class A Common Stock for $37.00 in cash, subject to a number of terms and conditions contained in the King Group’s tender offer documents (the “King Offer”). After careful consideration, including a thorough review of the King Offer with independent legal and financial advisors, as well as members of our management, your Board of Directors has unanimously determined that the King Offer is financially inadequate and not in the best interest of Alpharma’s shareholders.
Accordingly, your Board of Directors unanimously recommends that you reject the King Offer and not tender your shares to the King Group.
Key reasons for the Board’s conclusions include:
•	First, your Board believes that, in order to protect and maximize value for all shareholders of Alpharma, it is in your best interest and the best interest of the Company for Alpharma to continue to pursue its previously announced process to explore all strategic alternatives available to Alpharma, including a potential sale of the Company for a per share purchase price in excess of $37.00. Should the King Group choose to participate in this process — now a formal auction process, they would be treated equally with the other participants.

•	Second, we believe other offers or alternatives to the King Offer may emerge from this auction process that will provide shareholders with greater value than $37.00 per share. Indeed, we have received expressions of interest from multiple parties who contacted us following King’s public disclosure of its proposal or who our financial advisors solicited at our request. We have entered into confidentiality agreements with a number of these parties who have now begun their due diligence review, and have already received a written preliminary indication of interest for a business combination from a party that includes a per share price in excess of the King Offer of $37.00 per share. No assurance can be given, however, that a transaction will be announced or consummated by the Company or if such process will ultimately yield a transaction with a per share price in excess of $37.00.

•	Third, we believe that the interests of the shareholders will be best served by the Company’s incumbent Board of Directors, together with assistance from its legal and financial advisors, actively managing an auction process and the Company’s exploration of all strategic alternatives to maximize value, including the possible sale
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

News Release
of the Company to King or to another company on a negotiated basis at a price in excess of King’s $37.00 per share offer.
•	Fourth, the Board has determined, with the assistance of its outside financial advisor, Banc of America Securities LLC, and its legal advisors, that the King Offer is inadequate, from a financial point of view, to the Company’s shareholders (other than King and its affiliates).

•	Fifth, we believe that the King Offer is opportunistically timed to take advantage of the upcoming review by the U.S. Food and Drug Administration, and potential approval, of EMBEDA™. We recently announced that the FDA has accepted, and designated for priority review, Alpharma’s New Drug Application for EMBEDA™. This priority review represents another example of Alpharma’s ability to create long-term value that should rightfully inure to the benefit of Alpharma’s shareholders, and not to the King Group or King’s shareholders.

•	Sixth, the King Offer, combined with the King Group’s threat to commence a consent solicitation to remove and replace the Company’s Board of Directors, is self-serving and disruptive to Alpharma’s process to explore strategic alternatives, and in light of our prior invitation to King to enter our auction process without requiring a “standstill” agreement, may have been initiated by King in an attempt to eliminate competition in the process. We believe that the King Offer could shorten the timeframe for, and breadth of, the auction process and may impact our ability to maximize value for all shareholders.

•	Seventh, it is our opinion that the King Offer does not compensate the Company for the potential synergy value that the proposed combination would create for King. Indeed, King has estimated publicly that the expected annual synergies created by the proposed combination would equal $50 to $70 million by the second year. Certain equity research analysts concur with this point of view and have made positive statements about the strategic benefits to King of an acquisition of Alpharma. The Board of Directors of the Company believes that a fair share of that value should go to you, the shareholders of the Company.

•	Finally, the King Offer is highly conditional, predicated on 13 conditions in total, which creates significant uncertainty that the offer would ever be completed.

•	You should also know that none of Alpharma’s directors or executive officers has accepted or intends to accept the King Offer. The Board of Directors and Alpharma management are committed to maximizing shareholder value for all of our shareholders by managing a comprehensive auction process for the entire Company, as well as reviewing other possible strategic alternatives and overseeing the management of the Company’s business while the process is ongoing.
The enclosed Solicitation/Recommendation Statement on Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ recommendation and the
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

News Release
factors considered by the Board. We urge you to read the Solicitation/Recommendation Statement carefully so that you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc., at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Collect).
We greatly appreciate your continued support. Thank you.
Sincerely,
Peter G. Tombros
Chairman of the Board of Directors
Dean Mitchell
President, Chief Executive Officer and Director
Important Legal Information
In connection with the tender offer commenced by King Pharmaceuticals, Inc. (“King”), Alpharma has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. Alpharma shareholders should read carefully the Solicitation/Recommendation Statement on Schedule 14D-9 (including any amendments or supplements thereto) prior to making any decisions with respect to King’s tender offer because it contains important information.
This press release is not a substitute for any disclosure documents, including a consent revocation statement, Alpharma may file with the SEC and send to Alpharma shareholders in connection with the potential solicitation of the shareholders of Alpharma by King or in connection with any potential business combination transaction, as required. Investors and security holders are urged to read any such disclosure documents filed with the SEC, including the consent revocation statement and related documents, carefully in their entirety when they become available because they will contain important information.
Investors and security holders may obtain free copies of any of the aforementioned documents filed with the SEC by Alpharma, including the Solicitation/Recommendation Statement on Schedule 14D-9 and the related amendments or supplements thereto, at www.alpharma.com and through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents (when available) can also be obtained by directing a request to Alpharma’s information agent, MacKenzie Partners, Inc., at (800) 322-2885.
Alpharma and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of any potential business combination transaction or potential solicitation of the shareholders of Alpharma. Information regarding Alpharma’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on February 27, 2008, and its Proxy Statement for its 2008 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2008.
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807

News Release
About Alpharma
Alpharma Inc. (NYSE: ALO) is a global specialty pharmaceutical company with leadership positions in products for humans and animals. Alpharma is presently active in more than 80 countries. Alpharma has a growing branded pharmaceutical franchise in the U.S. pain market with its KADIAN® (morphine sulfate extended-release) Capsules, and the FLECTOR® Patch (diclofenac epolamine topical patch) 1.3%. Alpharma is also internationally recognized as a leading provider of pharmaceutical products for poultry and livestock.
If you would like to receive Alpharma press releases via email please contact: investorrelations@alpharma.com. Alpharma press releases are also available at our website: http://www.alpharma.com.

Investor Contact	Media Contact

Jack Howarth	Kimberly Kriger/Thomas Davies

Alpharma Inc.	Kekst and Company

Vice President, Investor Relations	Tel: 212-521-4800

Tel: 908-566-4153

Jack.howarth@alpharma.com
###
Alpharma Inc.
440 Route 22 East
Bridgewater, NJ 08807